UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

VANTAGEMED CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92208W 10 6
(CUSIP Number)

Nightingale Informatix Corporation
3762 14th Avenue, Ground Floor
Markham, Ontario L3R 0G7 Canada
(905) 415-8780
Attention: Nick Vaney, Chief Financial Officer

with a copy to:

Hayden Bergman Rooney, Professional Corporation
150 Post Street, Suite 650
San Francisco, California 94108
(415) 692-3310
Attention: Kevin K. Rooney, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92208W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nightingale Informatix Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(a)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC and BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Province of Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,901,350*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,901,350*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,901,350*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 58.0%**

14.	Type of Reporting Person (See Instructions) CO

 *         Represents the aggregate number of shares of VantageMed Corporation common stock beneficially owned by the directors, officers and certain other stockholders of VantageMed Corporation who entered into Voting Agreements dated February 16, 2007 with Nightingale Informatix Corporation obligating the holder to vote such shares in favor of the proposed acquisition of VantageMed Corporation by Nightingale Informatix Corporation and related matters. Nightingale Informatix Corporation expressly disclaims beneficial ownership of any of the shares of VantageMed Corporation common stock subject to the Voting Agreements.

**       Based on 40,000,000 shares of VantageMed Corporation common stock, of which 15,358,745 shares were outstanding as of February 15, 2007, as represented by VantageMed Corporation in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below, and 2,641,370 shares were beneficially owned by the Stockholders pursuant to stock options and warrants in respect of VantageMed Corporation common stock that were vested as of February 15, 2007 or will vest within 60 days of such date.

Item 1. Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of VantageMed Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 11060 White Rock Road, Suite 210, Rancho Cordova, California 95670.

Item 2. Identity and Background

(a)           This Statement is being filed by Nightingale Informatix Corporation, a corporation existing under the laws of the Province of Ontario (“Nightingale”).

(b)           The principal business address of Nightingale is 3762 14th Avenue, Ground Floor, Markham, Ontario L3R 0G7 Canada.

(c)           Nightingale is a healthcare application service provider for outpatient clinics. Nightingale’s Internet-based electronic health record, electronic medical record and practice management solutions are designed to help physicians, clinics, hospitals and other healthcare organizations more efficiently manage their operations and patient records.

(d)           During the past five years, neither Nightingale nor, to the knowledge of Nightingale, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Nightingale nor, to the knowledge of Nightingale, any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            To the knowledge of Nightingale, except as otherwise indicated on Schedule I attached hereto, each of the individuals identified on Schedule I attached hereto is a citizen of Canada.

This Item 2 is qualified in its entirety by reference to Schedule I to this Statement, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger, dated as of February 16, 2007, a copy of which is filed herewith as Exhibit 1 (the “Merger Agreement”), by and among Nightingale Informatix Corporation, Viper Acquisition Corporation and VantageMed Corporation, Nightingale will acquire the Company by means of a merger of Viper Acquisition Corporation, a wholly owned subsidiary of Nightingale (“Merger Sub”), with and into the Company (the “Merger”).  As a result of the Merger, the Company will become a wholly owned subsidiary of Nightingale. As an inducement for Nightingale to enter into the Merger Agreement and in consideration thereof, certain directors, officers and other stockholders of the Company, as identified on Schedule II (collectively, the “Stockholders”), entered into Company Voting Agreements with Nightingale, dated as of February 16, 2007 (the “Voting Agreements”), the forms of which are filed herewith as Exhibit 2 and Exhibit 3 and are more fully described in Item 6. Nightingale did not pay any additional consideration to the Stockholders in exchange for the Voting Agreements.

Pursuant to the Merger Agreement, Nightingale will pay each Company stockholder $0.75 per Share in cash, which, based on the 15,358,745 Shares outstanding as of February 15, 2007, as represented by the Company in the Merger Agreement, and an additional 1,945,695 Shares estimated by the Company that will be issuable as a result of vested in-the-money options and warrants on or before the closing of the Merger, makes the total consideration payable to the Company stockholders approximately $13 million. Such funds will be made available to Nightingale from the Bridge Facility (as defined below) or the Offering (as defined below), or a combination of both, as well as from internal cash resources of Nightingale.

In connection with the Merger, Nightingale has arranged a committed subordinated credit facility of CDN$15.5 million led by Wellington Financial LP and including Export Development Canada, a Limited Partner in Wellington Financial Fund III (the “Bridge Facility”). The Bridge Facility will be a secured term loan available by way of a single draw at the closing of the Merger, with CDN$6 million repayable at 12 months and CDN$9.5 million repayable at 24 months from the date of closing of the credit facility at an average interest rate of 12.75% per annum. The Bridge Facility will be secured against all of the assets of Nightingale and the Company. A commitment letter (the “Commitment Letter”) dated February 15, 2007 for the Bridge Facility is filed herewith as Exhibit 4. Availability of the Bridge Facility will be subject to certain customary conditions, and Nightingale must comply with certain customary financial and other covenants and reporting obligations under the credit documentation which will govern and evidence the Bridge Facility.

Nightingale filed a preliminary short form prospectus with the Ontario Securities Commission on February 26, 2007 in connection with a fully-marketed, underwritten public offering of subscription receipts in the Provinces of Ontario, British Columbia, Alberta, Manitoba and Quebec (the “Offering”). Each subscription receipt will entitle the holder thereof to receive, for no additional consideration, a unit (a “Unit”) consisting of one common share and one half of one common share purchase warrant (each whole warrant, a “Warrant”) of Nightingale. Each Warrant will entitle the holder to subscribe for one common share of Nightingale for a period of 24 months from the date of issue. Dundee Securities Corp. and Clarus Securities Inc. have agreed to act as co-lead underwriters and together with Raymond James Ltd., form the syndicate of underwriters (collectively, the “Underwriters”) for the Offering. Nightingale expects that the gross proceeds of the Offering will be approximately CDN$15 million with the final terms of the Offering to be determined at the time of pricing. Closing of the Offering is expected to occur on or about March 19, 2007 and is subject to, among other things, regulatory approval. The gross proceeds of the Offering will be deposited in escrow pending the completion of the Merger, whereupon such proceeds will be released to Nightingale and the subscription receipts will automatically be exchanged for Units.

By having Bridge Facility in place, completion of the Merger is not conditional upon completion of the Offering. If the Merger closes prior to the completion of the Offering, Nightingale will draw upon the Bridge Facility to finance the total consideration payable to the Company stockholders in the Merger. However, if the Offering is, as Nightingale expects, completed prior to the completion of the Merger, Nightingale will not draw on the Bridge Facility or only draw on part of the Bridge Facility.

References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Commitment Letter throughout this Statement are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit 1, the forms of Voting Agreements filed herewith as Exhibit 2 and Exhibit 3 and the Commitment Letter filed herewith as Exhibit 4.  These agreements are incorporated into this Statement where such references and descriptions appear.

Item 4. Purpose of Transaction

The Voting Agreements were an inducement to Nightingale to enter into the Merger Agreement, and were entered into by the parties thereto in order to facilitate the consummation of the Merger. Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) Merger Sub will merge with and into the Company, (ii) the Company will continue in existence as the surviving corporation in the Merger (the “Surviving Corporation”), (iii) the Surviving Corporation will be a wholly owned subsidiary of Nightingale following the Merger, (iv) each Share of the Company (subject to certain conditions and exceptions set forth in the Merger Agreement) shall be converted into the right to receive $0.75 in cash without interest, (v) the directors and officers of Merger Sub will become the directors and officers of the Surviving Corporation, (vi) the Certificate of Incorporation of the Surviving Corporation shall be amended as provided in the Merger Agreement, and, as so amended, will be in effect until thereafter changed or amended, and (vii) the by-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.

Upon consummation of the Merger, the Shares shall cease to be listed on the OTC

Bulletin Board and shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

The purpose of the Merger is to acquire control of, and the entire equity interest in, the Company. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby.

                Other than changes described below, it is contemplated that the business and operations of the Company will be continued substantially as they are currently being conducted. Nightingale currently intends to maintain the Company’s headquarters in Rancho Cordova, California. Nightingale will continue to evaluate the business and operations of the Company during the pendency of the Merger and after the consummation of the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Nightingale intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with Nightingale’s existing business. In addition, Nightingale intends to and will cause the Company to cease being listed on the OTC Bulletin Board and apply for termination of registration of the Shares under the Act as soon after the completion of the Merger as the requirements for such cessation and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger. Finally in the Merger, the directors and officers of the Company will be replaced with the directors and officers of the Merger Sub.

                Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, Nightingale does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

 (a)          For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Voting Agreements, Nightingale may be deemed to be the beneficial owner of 8,901,350 Shares, representing an aggregate of 58.0% of the Company’s issued and outstanding Shares as of February 15, 2007 (including Shares issuable pursuant to options, rights or securities owned by any of the Stockholders that were vested as of February 15, 2007 or will vest within 60 days of such date).  Nightingale disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed an admission by Nightingale as to the beneficial ownership of such Shares.

To the knowledge of Nightingale, no Shares are beneficially owned by any of the persons identified in Schedule I to this Statement.

(b)           Nightingale may be deemed to share voting power with respect to the 8,901,350 Shares referenced in (a) above due to Nightingale’s right under the Voting Agreements to direct the voting of such Shares with respect to the matters specified therein (and to vote such Shares in accordance with proxies contained in the Voting Agreements with Richard Altinger, Altinger Family LLC, David Philipp, Steve Curd, Liesel Loesch and Mark Cameron). However, Nightingale does not control the voting of such Shares with respect to other matters, and Nightingale does not possess any other rights as a Company stockholder with respect to such Shares.

The Voting Agreements discussed below in Item 6 apply to any Shares and all other securities of the Company (including all options, warrants and rights to acquire shares of Company common stock) owned by Stockholders as of the date of the Voting Agreements and all additional securities of the Company (including all additional shares of common stock and all additional options, warrants and rights to acquire shares of Company common stock) of which any of the Stockholders becomes the beneficial owner during the period commencing with the execution and delivery of the Voting Agreement until the termination of the Voting Agreement.

Information required by Item 2(a)-(c) with respect to each Stockholder who entered into a Voting Agreement with Nightingale is set forth on Schedule II attached hereto. To the knowledge of Nightingale, none of the Stockholders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To the knowledge of Nightingale, each of the individuals listed on Schedule II attached hereto is a citizen of the United States.

(c)           Neither of Nightingale, nor, to the knowledge of Nightingale, any person or entity listed on Schedule I attached hereto, has effected any transactions in the Shares during the past 60 days.

(d)           To the knowledge of Nightingale, except as otherwise indicated, no person other than the Stockholders identified on Schedule II attached hereto has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Voting Agreements, the forms of which is filed herewith as Exhibit 2 and Exhibit 3 to this Statement and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Voting Agreements with Stockholders who are directors or officers of the Company, each in the form attached hereto as Exhibit 2, each of such Stockholders listed on Schedule II attached hereto (A) agreed not to (a) cause or permit any Transfer (as defined therein) of any of the Shares to be effected, or discuss, negotiate or make any offer regarding any Transfer of any of the Shares without the prior written consent of Nightingale; provided that, notwithstanding the foregoing, the Stockholder is not restricted from effecting a Transfer of any Shares to any member of the Stockholder’s immediate family or to a trust for the benefit of the Stockholder and/or any member of the Stockholder’s immediate family provided that each such transferee shall have (i) executed a counterpart of the Voting Agreement and the proxy attached to the Voting Agreement and (ii) agreed in writing to hold such Shares, or such interest therein, subject to all of the terms and conditions set forth in the Voting Agreement, (b) deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment with respect to any of the Shares (other than, in each case, the Voting Agreement and the proxy attached to the Voting

Agreement); (B) agreed to cause, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, all of the Shares to be voted (a) in favor of (i) adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby and any action required in furtherance thereof, and (ii) any matter that could reasonably be expected to facilitate the Merger, including waiving any notice that may be required related to Merger, and (b) against (i) approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, including any proposal for the acquisition or purchase of the Company’s assets or capital stock by any person (other than Nightingale), (ii) any other matter that could reasonably be expected to facilitate any acquisition or purchase of the Company’s assets or capital stock by any person (other than Nightingale), (iii) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (C) delivered to Nightingale a proxy which is coupled with an interest and, until the Expiration Date (as defined therein), is irrevocable to the fullest extent permissible by applicable law, with respect to the shares.

Pursuant to the Voting Agreements with the outside Stockholders, each in the form attached hereto as Exhibit 3, each of such Stockholders listed on Schedule II attached hereto (A) agreed not to (a) cause or permit any Transfer (as defined therein) of any of the Shares to be effected; provided that, (i) notwithstanding the foregoing, the Stockholder is not restricted from effecting a Transfer of any Shares to any member of the Stockholder’s immediate family or to a trust for the benefit of the Stockholder and/or any member of the Stockholder’s immediate family provided that each such transferee shall have (1) executed a counterpart of the Voting Agreement (2) agreed in writing to hold such shares, or such interest therein, subject to all of the terms and conditions set forth in the Voting Agreement, and (ii) the Stockholder shall have the right without notice to Nightingale or any other person to exercise any options, convert any convertible security or exercise any right to exchange any security for Shares or subscribe for any such Shares, and (iii) the Stockholder has the right, without notice to Nightingale or any other person, to sell Shares for a gross price per share at least equal to $0.825 (subject to adjustment in the event of any stock split, reverse stock split, stock dividend or reclassification or recapitalization of Shares), (b) deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment with respect to any of the Shares (other than, the Voting Agreement); (B) agreed to cause, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, all of the Shares to be voted (a) in favor of adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby and any action required in furtherance thereof, and  (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, including any proposal for the acquisition or purchase of the Company’s assets or capital stock by any person (other than Nightingale).

The Voting Agreements also apply to any Shares and all additional securities of the Company (including all additional shares of common stock and all additional options, warrants and rights to acquire shares of Company common stock) of which any of the Stockholders becomes the beneficial owner during the period commencing with the execution and delivery of the Voting Agreement until the termination of the Voting Agreement.

The Voting Agreements with directors and officers of the Company will terminate upon the earlier of (i) such date and time as the Merger Agreement is validly terminated pursuant to its terms and (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement. The Voting Agreements with other Stockholders will terminate upon the earlier of (i) such date and time as any party to the Merger Agreement provides notice of termination thereunder, (ii) the date on which the Merger Agreement is amended, supplemented or modified to lower the $0.75 per share merger consideration, or Nightingale or Merger Sub make any written proposal or announcement indicating that it intends to lower the per share merger consideration, (iii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement, and (iv) upon written notice by Stockholder to the Company and Nightingale upon the occurrence of a Superior Offer Termination Event (as defined therein).

Pursuant to the Merger Agreement, the Company agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other acquisition proposals, (ii) the approval, adoption and recommendation of the Merger Agreement (subject to certain exceptions specified in the Merger Agreement), and (iii) various other matters customary in  agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit I hereto.

Except as otherwise described herein, to the knowledge of Nightingale, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated February 16, 2007, among Nightingale, Merger Sub and the Company (incorporated herein by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007).

Exhibit 2: Form of Company Voting Agreement between Nightingale and Richard Altinger, Altinger Family LLC, David Philipp, Steve Curd, Liesel Loesch and Mark Cameron (incorporated herein by reference to Exhibit 99.2 to Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007).

Exhibit 3: Form of Company Voting Agreement between Nightingale and Special Situations Private Equity Fund, Leaf Investment Partners, LP, Leaf Offshore Investment Fund, LP and Quadramed Corp.  (incorporated herein by reference to Exhibit 99.3 to Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007).

Exhibit 4: Commitment Letter, dated February 15, 2007, by and among Nightingale, Wellington Financial LP and Export Development Canada.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: February 26, 2007

NIGHTINGALE INFORMATIX
CORPORATION

By:	/s/ Nick Vaney
Name: Nick Vaney
Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule I

Directors and Officers of the Reporting Person

The name, present principal occupation or employment, and the name of any corporation or other  organization in which such employment is conducted, of each of the directors and executive officers of Nightingale Informatix Corporation is set forth below. Except as otherwise indicated below, the business address of each director and executive officer set forth in Schedule I hereto is: 3762-14th Avenue, Ground Floor Markham, Ontario L3R 0G7.

Directors	Title and/or Principal Occupation
David H. Atkins,	Senior Advisor, Lang Michener LLP

David Banks	Vice Chairman, Lawrence & Company Inc.

George Christodoulou	Senior Partner, Altima Dental Canada Inc.

J.R. Kingsley Ward	President, VRG Capital

Samer Chebib	President and Chief Executive Officer, Nightingale Informatix Corporation

Sven Grail	Senior Partner, Altima Dental Canada Inc.

Executive Officers	Title
Samer Chebib	President and Chief Executive Officer of Nightingale Informatix Corporation I

Nick Vaney	Chief Financial Officer of Nightingale Informatix Corporation

Alia Mourtada	Vice President Product Strategy and Client Services of Nightingale Informatix Corporation

John Bodolai	Vice President, Sales and Marketing of Nightingale Informatix Corporation

Rob Marsh	Vice President, Professional Services of Nightingale Informatix Corporation

Zhivago Sivam	Vice President, Product Development of Nightingale Informatix Corporation

Ian Suttie	Vice President, Marketing of Nightingale Informatix Corporation

Schedule II

Parties to Stockholder Agreements with Reporting Person

The following table sets forth the name of each Stockholder of VantageMed Corporation that has entered into a Voting Agreement (copies of the forms of which have been attached hereto as Exhibit 2 and Exhibit 3) with Nightingale Informatix Corporation in connection with the Merger Agreement, and, as of February 15, 2007, (i) the number of Shares of VantageMed Corporation common stock, par value $0.001 per share (each a “Share”), owned by such Stockholder, and (ii) the number of other Shares beneficially owned (determined in accordance with Rule 13d-3 promulgated under the Securities and Exchange Ace of 1934) by such Stockholder by way of VantageMed Corporation stock options or any other options, rights or securities convertible into, or exercisable or exchangeable for, Shares held by such Stockholder or any of its affiliates (“Other Shares”).  Except as otherwise indicated below, the business address of each Stockholder set forth in Schedule II hereto is: 11060 White Rock Road, Suite 210, Rancho Cordova, California 95670.

Stockholder, Principal Occupation and Business Address	Number of Shares owned as of 2/15/07	Number of Other Shares beneficially owned as of 2/15/07
Richard Altinger, Vice President — Marketing and Business Development, VantageMed Corporation	10,000	140,624

Altinger Family LLC	131,527	46,415

David Philipp, Chief Financial Officer for Mother Lode Holding Company	53,763	141,958

Steven Curd, Chief Executive Officer, VantageMed Corporation	264,165	382,683

Liesel Loesch, Chief Financial Officer, VantageMed Corporation	-0-	32,708

Mark Cameron, Chief Operating Officer, VantageMed Corporation	38,002	173,764

Special Situations Private Equity Funds, 527 Madison Ave., Ste 2600, New York, NY 10022	3,225,806	1,392,448

Leaf Investment Partners, LP, 515 Madison Ave. Ste 4200, New York, NY 10022	1,258,065	503,224

Leaf Offshore Investment Fund, LP, 515 Madison Ave. Ste 4200, New York, NY 10022	354,839	141,934

Quadramed Corp., 12110 Sunset Hills Road Ste 600, Reston, VA 20190	599,425	-0-